
Mail Stop 3561

January 30, 2007

Mr. David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

  RE: **Spartan Stores, Inc.**
     Form 10-K for Fiscal Year Ended March 25, 2006
     Filed May 19, 2006
     File No. 0-31127

Dear Mr. Staples:

  We have reviewed your response letter dated January 16, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended March 25, 2006

Financial Statements and Supplementary Data, page 29

Note 1. Summary of Significant Accounting Policies and Basis of Presentation, page 37

Earnings (loss) per share, page 40

1. We reviewed your response to comment five from our letter dated December 7, 2006. You state that you use the modified treasury stock method, which was eliminated by SFAS 128. Please confirm to us, if true, that your use of the treasury stock method prescribed by SFAS 128 would not result in a revision to your response or impact your earnings per share computations. Otherwise, tell us how your response would change. Also, please revise your accounting policy to comply with SFAS 128.

Note 2. Acquisition of Assets, page 41

2. We reviewed your response to comment six from our letter dated December 7, 2006. Please tell us whether the supply contract termination and new distribution arrangement were entered into as part of the acquisition agreement. Please also tell us how you determined and your basis for the pro forma adjustments to both gross profit and selling, general and administrative expenses. If the amounts are not supported by contractual agreements entered into as part of the acquisition, explain to us why the adjustments are factually supportable as opposed to a projection of the expected impact of actions taken by management in response to the transaction.

3. We note your response to comment seven in our letter dated December 7, 2006. Please explain to us why you believe your valuation of the D&W brand is consistent with the objective of measuring fair value and incorporates assumptions that marketplace participants would use in making estimates of fair value. Please refer to paragraph B174 of SFAS 141.

Note 5. Asset Impairments and Exit Costs, page 49

4. We reviewed your response to comment nine from our letter dated December 7, 2006, your proposed fiscal 2007 disclosure and the disclosure included in fiscal 2007 Forms 10-Q. Please also revise future filings to include the disclosures required by EITF 95-3 for the period in which a purchase business combination occurs. For example, please disclose the status of your plan to exit activities of D&W, a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit activities of D&W, a description of the major actions that comprise your plan to exit activities of D&W and other applicable information required by EITF 95-3.

Other Information, page 64

5. We note your response to comment 13 from our letter dated December 7, 2006. Further, we note that your disclosures included all information required by Item 2.01 and Item 9.01 of Form 8-K. However, the second sentence in General Instruction B.3 of Form 8-K states that any information required in a new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report. Therefore, please file an amendment to Form 8-K filed March 30, 2006 that includes an Item 9.01 subheading and incorporates by reference the required information that was previously filed in this Item.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

Mr. David M. Staples
Spartan Stores, Inc.
January 30, 2007
Page 3

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief